Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

SUPPL

Att:	Division of Corporation Finance	[redacted]	
Company:	United States Securities and Exchange Commission		? 990 ' 624
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	04012586	,2 31
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	29 January 2004	*No of sheets:*	*1*

Current report 5/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 27 January 2004 the Supervisory Board approved the Budget of the Company for the year 2004. These assumptions of the projected financial result also include a net financial result for 2003 of over PLN 400 mln - prior to Auditor confirmation.
The scenario presented in the Budget of the Company for 2004 is based on the principle of "prudent valuation" and assumes the following macroeconomic figures:
- average annual metal prices in 2004:
  - copper - 2 000 USD/t,
  - silver - 161 USD/kg (500.0 USc/ troy oz),
- average annual exchange rate - 3.80 PLN/USD.

This budget projection foresees achievement of the following parameters by the Company:
- production volume: 532 000 t of electrolytic copper and 1 173 t of silver,
- investments in tangible assets of PLN 590 mln.

It is assumed that realisation of these parameters will enable the Company to achieve the following results:
- revenues from the sale of products PLN 5 153 mln,
- net profit PLN 652 mln.

Legal basis:
(art.81, section 1, point 2 of the Securities Act of 21 August 1997 - Dz. U. Nr 118, poz. 754 with later changes)

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

DYREKTOR NACZELNY
Andrzej Kowalczyk

04 FEB -3 AM 7:21

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	2 February 2004	*No of sheets:*	*1*

Current report 6/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 30 January 2004 KGHM Polska Miedź S.A. signed, together with Tele-Fonika Kable S.A., an annex to the agreement dated 28 January 2003 between by KGHM Polska Miedź S.A. and Tele-Fonika KFK S.A. for the sale of 8 mm copper wire rod. This annex extends the above-mentioned agreement into 2004 and sets out the amount of tonnage for the year 2004.
The estimated value of revenues from sales in 2004 may vary within a range of appx. USD 197 239 thousand, i.e. appx. PLN 747 535 thousand to appx. USD 250 189 thousand, i.e. appx. PLN 948 215 thousand.
The value of revenues was calculated based on current copper prices on the London Metal Exchange and on current PLN/USD exchange rates from the National Bank of Poland, and on the degree to which options are used.

The total estimated value of agreements entered into between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. during the last 12 months is between PLN 796 823 thousand to PLN 997 503 thousand.

The criteria used for describing the agreement as significant is that the estimated value of the agreement exceeds 10% of the shareholders' funds of KGHM Polska Miedź S.A.

Legal basis:
(§5, section 1, point 3 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

WICEPREZES ZARZĄDU
Tadeusz Szeląg

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk